FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of September 2003

                               13th September 2003

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F |X|                            Form 40-F |_|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
            furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes |_|                                   No |X|


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable

NDS Acquires Thomson's MEDIAHIGHWAY and Enters into Strategic Alliance with Thomson on Provision of Middleware

    LONDON & PARIS--(BUSINESS WIRE)--Sept. 13, 2003--

    Highlights:

    -- NDS and Thomson enter into a strategic alliance to provide advanced middleware solutions to digital TV operators.

    -- The development of the MEDIAHIGHWAY business in combination with the NDS CoreTM middleware will result in a world-class middleware product family. The combined active number of set-top boxes reaches 13 millions.

    -- MEDIAHIGHWAY will enhance NDS's capabilities to offer end-to-end solutions to its existing and potential customers, providing the first fully featured and MHP-compliant middleware product family

    -- Thomson will take the lead as the system integrator with certain customer categories.

    NDS Group plc, a News Corporation company and a leading provider of technology solutions for digital pay-TV, and Thomson, a leader in technologies, products and services for the video chain, today agreed to a series of strategic initiatives. In particular, NDS will acquire the MEDIAHIGHWAY middleware business from Thomson and has licensed certain related patents from Thomson for a total consideration of EUR60 million in cash. The transaction is subject to regulatory and related approvals and is expected to close by the end of 2003. NDS will fund the acquisition from its existing cash reserves.
    NDS and Thomson have entered into a strategic alliance to provide integrated solutions to digital TV operators and other network providers particularly in the field of middleware. The strategic alliance will seek to exploit the capabilities of NDS's software product solutions on Thomson's product portfolio, including set-top boxes, modems and head-end broadcast equipment. The companies will address the needs of existing customers as well as potential new customers in the US cable and broadband IP markets, and in other types of networks such as wireless and telephony.
    NDS has acquired the entire MEDIAHIGHWAY activity, apart from the intellectual property patent portfolio, and employees that relate to the development and provision of the MEDIAHIGHWAY middleware product line will join NDS France. Thomson retains ownership of the related patent portfolio. NDS, with Thomson's assistance, will ensure on-going services and support for the existing customer base of MEDIAHIGHWAY as well as further enhance the integrated product line to best address their future requirements.
    The acquisition also adds to NDS's strength as a primary systems integrator to broadcasters, to whom it supplies turnkey solutions including conditional access security technology and broadcasting control systems. Augmenting its product lines with a complete portfolio of middleware products will enhance NDS's position to offer seamlessly integrated end-to-end solutions to its customers.
    The partnership with NDS completes Thomson's ambitions with regard to the business acquired with Canal+ Technologies. As well as driving the development of MEDIAHIGHWAY middleware, the partnership furthers Thomson's aims as a service provider to the digital broadcasting industry and to other providers of video content through networks. Thomson maintains ownership of key systems integration and technology skills, and intellectual property.
    "NDS has experienced increased demand for its middleware solutions. The MEDIAHIGHWAY business and particularly the skills and expertise of the MEDIAHIGHWAY development team perfectly complement our existing product lines. The combination of the two businesses will further enhance our ability to offer an integrated service and new applications to all of our broadcasting customers around the world. In particular, we are committed to continue and serve the current MEDIAHIGHWAY customer base and work with their conditional access providers to offer the highest level of service and support to help them succeed," said Dr Abe Peled, President and CEO of NDS.
    He added: "Our recently announced acquisition of interactive TV technology assets from IDP in France further strengthens our competitive offering in this area. Our new 300-strong R&D center for middleware and interactive TV applications in Paris joins our major R&D centers in Israel and the U.K. and further strengthens our commitment to technological innovation and R&D excellence. We are now well-positioned, as one of the world-wide leaders in the global middleware and interactive TV application business."
    "Thomson has substantially enhanced the MEDIAHIGHWAY business in the course of the last year and notably through the DIRECTV agreement signed in June. MEDIAHIGHWAY's customer base will benefit from continued investment, by both NDS and Thomson, in the system going forward. This agreement, which reinforces our digital broadcasting technology and capabilities, fully supports our ambition to strengthen our market positions with the media industry," said Jean-Charles Hourcade, Chief Technology Officer of Thomson.

    About NDS

    NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    About Thomson

    Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: http://www.thomson.net/

    About MEDIAHIGHWAY

    The MEDIAHIGHWAY product line offers the broadest range of middleware solutions, which enable set-top boxes to interpret and execute interactive applications, broadcast server software to transmit applications and data over all broadcast platforms, and facilitate the quick and efficient development of interactive applications due to its integrated application development environment and tools.
    Current MEDIAHIGHWAY customers include the Canal+ Group and NC Numericable in France, SkyItalia in Italy, CYFRA+ in Poland, Canal+ in Benelux, Canal Digital in Scandinavia, Sogecable in Spain, Measat in Malaysia, Orbit in the Middle East and DIRECTV in the US. MEDIAHIGHWAY is currently deployed in around 10 million digital set-top boxes around the world.

    Cautionary Statement Concerning Forward-Looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS or Thomson, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS or Thomson and their commercial partners to develop systems and solutions which meet the needs of the their customers in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' and/or Thomson's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONTACT: Margot Field
             Director of PR
             NDS Group plc
             M: +44 (0)7881 918158
             E: mfield@ndsuk.com
             or
             Yael Fainaro
             Senior Business Development Analyst
             NDS Group plc
             T:  +44 (0)208 476 8287
             E:  yfainaro@ndsuk.com
             or
             Alex Dee
             Partner
             Shared Value (for NDS)
             T:  +44 (0)207 321 5010
             E: adee@sharedvalue.net
             or
             For Thomson:
             Relations with the media
             Stephane Rougeot
             +33.1.41.86.50.03
             stephane.rougeot@thomson.net
             or
             Dave Arland (United States)
             +1.317.587.4832
             dave.arland@thomson.net
             or
             Nina Mitz, Financial Dynamics
             +33.6.07.05.18.62
             nina.mitz@fd.com
             or
             Lorie Lichtlen, Financial Dynamics
             +33.6.11.47.43.08
             lorie.lichtlen@fd.com
             or
             Pierre Villadary (investors)
             +33 1 41 86 68 88
             pierre.villadary@thomson.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NDS Group plc

Date:    13th September 2003
                                       By:    /s/ CRK Medlock
                                              ---------------
                                              CRK Medlock
                                              Chief Financial Officer